Exhibit 97

RESTATED CLAWBACK POLICY

Introduction

The Board of Directors of Retractable Technologies, Inc. (the “Company”) believes that it is in the best interests of the Company and its shareholders to ensure that incentive-based compensation is based on accurate financial data.  The Board of Directors has therefore adopted this restated clawback policy (this “Policy”) which provides for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (together, the “Restatement Conditions”).  This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934 (the “Exchange Act”) and Section 811 of the NYSE American Company Guide.

Administration

This Policy shall be administered by the Board of Directors or, if designated by the Board of Directors, the Compensation and Benefits Committee, in which case, references herein to the “Board” shall be deemed references to the Compensation and Benefits Committee.  Any determinations made by the Board shall be final and binding on all affected individuals.

In accordance with Section 811 of the NYSE American Company Guide, the Company will maintain documentation of its estimates in the event it recovers funds under this Policy and will provide such documentation to the NYSE American.

Covered Executives

This Policy applies to the Company’s current and former executive officers, as determined by the Board in accordance with Section 10D of the Exchange Act and Section 811 of the NYSE American Company Guide (the “Covered Executives”).

Recoupment

In the event the Company is required to prepare a restatement of its financial statements due to any of the Restatement Conditions, the Board will use reasonable efforts to recover any excess Incentive Compensation received by any Covered Executive during the three (3) completed fiscal years immediately preceding the date on which the Company is required to prepare the restatement, regardless of fault.

Incentive Compensation

For purposes of this Policy, Incentive Compensation means any cash or equity compensation which is granted, earned, or vested based wholly or in partly on the attainment of a financial reporting measure.  Base salaries, time-based equity awards, and bonuses paid based on subjective or discretionary standards rather than financial standards would not be Incentive Compensation.  A financial reporting measure means any measure that is determined and presented in accordance with the accounting principles used in preparing financial statements, or any measure derived wholly or in part from the financial information, such as revenues, EBITDA, or net income.  Financial reporting measures additionally include metrics based on the Company’s stock price.

Amount Subject to Recovery

The amount to be recovered will be the excess of the Incentive Compensation received by the Covered Executive based on the erroneous data over the Incentive Compensation that would have been received by the Covered Executive had it been based on the restated results.  The foregoing calculation shall be calculated on a pre-tax basis.  For purposes of this Policy, Incentive Compensation is deemed received when the applicable financial measure is achieved in part or in whole, even if payment occurs after the end of such period.  If the Board cannot determine the amount of excess Incentive Compensation received by the Covered Executive directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement.  The Board may, in its sole discretion, determine that repayment is not required in instances where the cost of recovery would exceed the amount of the overpayment.

Method of Recoupment

The Board will determine, in its sole discretion, the method for recouping Incentive Compensation hereunder which may include, without limitation: (a) reimbursement of cash compensation; (b) recovery of any realized gain on equity; (c) cancellation of equity awards; or (d) taking any other remedial and recovery action permitted by law.

No Indemnification

The Company shall not indemnify any Covered Executives against the loss of, or expenses associated with, any incorrectly awarded Incentive Compensation or the recovery thereof.

Interpretation

The Board is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy.  It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act and any applicable rules or standards adopted by the Securities and Exchange Commission and any national securities exchange on which the Company’s securities are listed.

Effective Date

This restated clawback policy shall be effective as of the date adopted by the Board (November 7, 2023) (the “Effective Date”) and shall apply to Incentive Compensation that is approved, awarded, or granted to the Covered Executives on or after that date.

Amendment; Termination

The Board may amend this Policy from time to time in its discretion.  The Board may terminate this Policy at any time.

Other Recoupment Rights

The Board intends that this Policy will be applied to the fullest extent of the law.  Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any other agreement with a Covered Executive and any other legal remedies available to the Company.  This Policy shall not replace and shall be in addition to any rights of the Company to recover compensation from its executive officers under other applicable laws and regulations, including, but not limited to, the Sarbanes-Oxley Act of 2002.